Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

December 29, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Wise Origin Bitcoin Fund

    File No. 333-254652

Ladies and Gentlemen:

Pursuant to a request from the Staff of the Securities and Exchange Commission (the “Staff”), FD Funds Management LLC (the “Sponsor”) is providing the Staff with a draft of the Fact Sheet for the Fidelity Wise Origin Bitcoin Fund (the “Trust”). The Sponsor notes that this Fact Sheet is preliminary and subject to further revision. Please also note that the Distributor for the Trust has not yet approved this Fact Sheet for use. The Sponsor has not yet made a determination whether any Fact Sheet will be used in connection with the offering of the Trust’s Shares.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren